SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                               FORM 10SB

               GENERAL FORM FOR REGISTRATION OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR (g) OF THE
                     SECURITIES EXCHANGE ACT OF 1934

                         SKINVISIBLE, INC.
           (Exact name of Company as specified in its charter)

NEVADA						88-0344219
(State or other jurisdiction of		(I.R.S.
Employer incorporation or organization)    Identification No.)

6320 South Sandhill Road, Suite 10,
Las Vegas, Nevada	 	                  89120
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number,
including area code:                      702-433-7154

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class				Name of each exchange
to be so registered                       on which each class is
                                          to be registered

      None					           None

Securities to be registered pursuant to Section 12(g) of the Act:

                   100,000,000 Shares of Common Stock
                            (Title of class)

                             TABLE OF CONTENTS

COVER PAGE   	                                          1

TABLE OF CONTENTS   	                                    2

PART I         	                                          3

DESCRIPTION OF BUSINESS  	                              3

DESCRIPTION OF PROPERTY  	                              9

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES    	9

REMUNERATION OF DIRECTORS AND OFFICERS  	                 11

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN
     SECURITYHOLDERS 	                                   11

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN
     TRANSACTIONS  	                                   12

SECURITIES BEING OFFERED 	                             12

PART II   	                                               14

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
     COMMON EQUITY AND OTHER STOCKHOLDER MATTERS  	     14

LEGAL PROCEEDINGS   	                                   14

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS     	     14

RECENT SALES OF UNREGISTERED SECURITIES 	                 14

INDEMNIFICATION OF DIRECTORS AND OFFICERS    	           15

PART F/S  	                                               16

FINANCIAL STATEMENTS     	                             16

PART III  	                                               16

INDEX TO EXHIBITS   	                                   16

SIGNATURES     	                                         17

                                 PART I

The issuer has elected to follow Form 10-SB, Disclosure Alternative
2.

Item 6.  Description of Business

General

Skinvisible, Inc. (the "Company") is in the business of developing, manufacturing and selling anti-microbial skin protection products designed to control the effects of occupational hand disease, as well as prevent the cross contamination of pathogens. The Company has completed the development of its products and is commencing production and sales. The Company continues to research and develop potential additional products.

Corporate History and Subsidiaries

The Company is a Nevada corporation that was incorporated on March 6, 1998 under the name "Microbial Solutions, Inc.". On February
26, 1999, the Company filed an amendment to its articles of incorporation changing its corporate name to "Skinvisible, Inc."

The Company carries on its business through three wholly owned subsidiaries, as described below:

Name of Subsidiary                    Date of      Jurisdiction of
                                    Incorporation   Incorporation
---------------------------------   -------------   --------------
Skinvisible Pharmaceuticals, Inc.	June 30, 1995	Nevada
(formerly Manloe Labs Inc.)

Skinvisible International, Inc.	February 22,1999	Nevada

Skinvisible Pharmaceuticals		October 20, 1998	Canada
(Canada) Inc.							(Federal)

The Company's primary business activities, including all research, development and manufacturing of its products, are carried on through Skinvisible Pharmaceuticals, Inc. ("SVP"). The name of this subsidiary company was changed from "Manloe Labs Inc." to "Skinvisible Pharmaceuticals, Inc." effective February 22, 1999.

Marketing of the Company's products is performed by Skinvisible
International, Inc. ("SVI") in the United States and Skinvisible
Pharmaceuticals (Canada) Inc. ("SPI Canada") in Canada.

Acquisition of Skinvisible Pharmaceuticals

The Company acquired SVP pursuant to a share purchase and sale agreement between the Company and Roger Hocking ("Hocking") (the "SVP Acquisition Agreement"). The Company acquired all of the issued and outstanding shares of SVP from Hocking in exchange for the payment to Hocking of $200,000 in cash and 275,000 restricted common shares of the Company. The closing of the acquisition of SVP was completed on March 31, 1998. Note that the terms of the SVP Acquisition Agreement can be found in the full agreement which is attached hereto as an exhibit.

Manufacturing and Marketing License Agreement

On March 19, 1998, SVP entered into a Manufacturing and Marketing License Agreement with Jazor Laboratory Group, Inc. ("Jazor") and Bruce Jezior ("Jezior") (the "Manufacturing Agreement") whereby Jazor granted to SVP the exclusive right and license to manufacture, distribute, market and sell the products developed by Jazor (the "License Rights"). The products included a proprietary polymer base developed by Jazor and known as "Jatex" (the "Polymer Base") and the Viro Shield and Work Gluv products developed by Jazor using the Polymer Base (together, the "Licensed Products"). The Licensed Products included any products superceding or replacing Viro Shield, Work Gluv or the Polymer Base, together with any modification to or products superceding Viro Shield, Work Gluv or the Polymer Base and any future products developed by Jazor using the Polymer Base. Pursuant to the Manufacturing Agreement, SVP agreed to pay to Jazor a license fee equal to $50,000 upon execution of the Agreement and a royalty fee equal to the greater of $6,000 per month or 1.5% of the net revenues realized by SVP from the sales of the Licensed Products (the "Royalty Fees").

The Manufacturing Agreement provided that upon aggregate Royalty Fees equal to $2,000,000 having been paid by SVP to Jazor, SVP would have no further obligations to make any additional payments on account of the Royalty fees and Jazor would deliver to SVP all confidential information, including formulae, technical data, engineering specifications, and trade secrets necessary to enable SVP to manufacture all products that are the subject of the Manufacturing Agreement independently of Jazor.

Note that the terms of the Manufacturing Agreement can be found in the full agreement which is attached hereto as an exhibit.

On February 2, 1999, SVP entered into an amendment to the Manufacturing Agreement with Jazor and Jezior whereby the Company issued 500,000 restricted common shares at a deemed price of $2.00 per share to Jezior in consideration for the release of the proprietary polymer process and technology information licensed to the Company. The proprietary polymer process and technology information has been released to the Company and the shares have been issued to Jezior. In consideration for the issuance of the 500,000 shares pursuant to the amendment to the Manufacturing Agreement, Jazor and Jezior also agreed to reduce the maximum amount of Royalty Fees payable by the Company from $2,000,000 to $1,000,000. As of April 5, 1999, the Company had paid a total of $72,000 on account of the Royalty Fees.

Note that the terms of the amendment to the Manufacturing Agreement can be found in the full agreement which is attached hereto as an exhibit.

History of Product Development

At the time of its acquisition by the Company, SVP manufactured and distributed two proprietary products. The products incorporated the proprietary polymer technology developed by Jazor and marketed under the name of Jatex. The products themselves were marketed under the names Viro Shield and Work Gluv and included the chemical Benzalkonium Chloride as the active ingredient. SVP manufactured and distributed Viro Shield and Work Gluv from 1997 to 1998. Sales of Viro Shield and Work Gluv were handled through dealers, with a focus on developing business with hospitals and emergency service providers particularly in Florida. SVP experienced limited sales of Viro Shield and Work Gluv due, at least in part, to a lack of research and development support materials for its products and a limited amount of sales and marketing literature.

At the time of the Company's acquisition of SVP, SVP had no research and development facilities and had completed only minimal documented research on its products. The Company recognized that the lack of documented research was an impediment to establishing the credibility necessary to achieve market acceptance and to making claims regarding the performance of the Company's products. The Company through SVP undertook to: (1) examine the claims made on the existing two product and the proprietary Jatex polymers; (2) research whether better products could be made utilizing the proprietary Jatex polymers; and (3) conduct all necessary research and development trials for such new products. The Company selected the active ingredient Triclosan as the basis for new product development and undertook ten months of clinical trials with six Federal Food and Drug Administration (FDA) approved laboratories to obtain reports on the polymer products incorporating Triclosan as
the active ingredient.   The Company completed these research and
development efforts as of February 11, 1999.


Scientific Advisory Committee

The Company has formed a Scientific Advisory Committee to advise its Board of Directors on the research and development of new products and on the scientific issues regarding claims made by the Company regarding its products. The Company's Scientific Advisory Committee consists of Professor Christaan Barnard, MD, Dr. Mark Frobb, Dr. Jim Roszell, Ph.D., and Bruce Jezior. Dr. Barnard is a world renowned heart transplant specialist from South Africa who completed the world's first human heart transplant. Dr. Frobb is a medical doctor who practices medicine in the Province of British Columbia, Canada. Dr. Roszell is a chemist who works full time for the Company, and has experience in dealing with regulatory bodies such as the FDA. Bruce Jezior is the inventor of the proprietary Jatex polymers.

Skinvisible Products

The Company is marketing its polymer based skin protection products under the tradename "Skinvisible". The Company has developed and is marketing five separate formulations of the polymer based skin protection products. These formulas include a Medical Formula, a Food Service Formula, a Personal Formula, a Salon Formula and a Industrial Formula (the "Company's Products"). The Medical Formula, the Personal Formula and the Food Service Formula incorporate Triclosan as the active ingredient. The Salon Formula and the Industrial Formula incorporate Benzalkonium Chloride as the active ingredient.

Research and development clinical trials undertaken on the Company's Products using Triclosan as the active ingredient have shown that those products will last on the skin for up to 4 hours, protecting the skin against the absorption of chemicals and disinfectants.

Government Regulation

The Skinvisible Product line has been formulated under the over-the-counter monograph for antimicrobial skin lotions in the United States (the "Monograph"). No specific application or formulary approval procedure is necessary for marketing a product in the United States, provided the product fits under the formulary guidelines of the Monograph. The official procedure is to file with the FDA which then affixes an National Drug Code (NDC) number to the product. The NDC numbers applied to the Skinvisible Medical Formula and the Food Service Formula are NDC#62159-025 and NDC#62159-035 respectively. The NDC number for the Personal Formula is NDC#63034-065. Since the Company does not make any antimicrobial claims as to the Salon and Industrial Formulas, they are not required by the FDA to have an NDC number for these products.

In Canada, the Company's products are regulated by the Health Protection Branch (HPB) of the Canada Ministry of Health and Welfare. Under the Canadian regulatory scheme a company submits an application to the HPB who reviews the application and the product through a review panel and issues a Drug Identification Number
(DIN) number upon approval. The HPB has assigned the following DIN to the Company: 02240020.


Marketing

The Company markets its product exclusively through a network marketing program known as the "Net/Direct, Dual Compensation Plan" (Net/Direct Plan) run by SVI in the United States and SPI(Canada) in Canada. The Net/Direct Plan utilizes various incentives to encourage independent businesses and individuals to sell and to buy the Company's products and/or to make customer referrals. These independent businesses and individuals earn commissions off their own sales and the sales of others they bring into the marketing program.

Competition

The current market for skin care products is highly competitive, and there are currently a number of products in the marketplace that make claims similar to those made by the Company and its subsidiaries. In some cases, these products are offered by companies with established distribution channels and greater financial resources than the Company, posing a strong competitive threat and creating a formidable barrier to entry by the Company into the market.

The Company has, thus, developed its competitive strategy based on its belief that none of these competitors can offer skin protection products with the same benefits as those of the Company. Specifically, the majority of competitive products are wax, petroleum or silicon based and thus wash off with soap and water while the Company's Jatex technology based products last for up to four hours without regard to washing.

Given the potential for skin protectants in the marketplace, however, it is anticipated that other products may be developed in the future by competitors with greater resources and established distribution channels that may be able to meet or exceed this benefit and negatively effect the Company's sales and market share.
 Thus, it is part of the Company's plan of operation to obtain as wide a market recognition as rapidly as possible based on its current advantages to ensure on-going long-term success. Acceptance within the medical/hospital environments as part of this plan, if obtained, would supply support in this regard.

Twelve Month Plan of Operation

Over the next twelve months of operation the Company plans to primarily focus on its marketing efforts, encouraging and attracting independent sales representatives through its Net/Direct Plan and expanding its customer/user base. This will be done by attending trade shows and conducting meetings with network marketing groups, as well as closing sales with large corporate users. Specific attention will be given to sales in those industries where individuals are subject to frequent hand washing, such as the food service and heath care industries. In this way, the Company hopes to establish a strong product recognition and acceptance.

In addition, the Company plans to continue its research efforts with a focus of developing other skin protectant products using the proprietary Jatex polymers.

Distinctive Characteristics of the Business that may have a Material Impact on Future Financial Performance

A number of factors distinctive to the Company's business may have a material impact on future financial performance, including:

(1) Competition. As noted above, competition among skin care products is strong and presents a significant barrier to entry. In addition, it is a reasonable possibility that existing or new competitors could develop product lines that provide similar or greater levels of skin protection to that provided by the Company's Products. If these factors were to occur, they would have a significant negative impact on the future financial results of the Company.

(2) Marketing. The Company's marketing plan is completely dependent upon sales and referrals of outside independent contractors. A failure to attract a sufficient number of independent contractors or to keep them actively involved in selling the product would have a significant negative impact on the future financial results of the Company.

(3) Product. The Company's Products are new and to some extent unique in the skin care marketplace. Whenever such a new product is offered, there is a chance that it will not be accepted by a sufficient number of consumers to support and grow the business. Such lackluster consumer demand for the product may be the result of a perception that the product is not necessary, does not perform in a significant enough manner, or is inferior to other products, among other things. The failure to attract enough consumer demand will have a significant negative impact on the future financial results of the Company.

Employees

The Company has 2 employees, including its President and Secretary. SVP employs 14 individuals, including its President. By the end of 1999, SVP is expected to employ 30 individuals full time as follows:

Manufacturing          4
Distribution           5
R&D and Testing        3
Sales/Marketing       10
Administration         8

Any growth in the number of employees, however, will be largely dependent on the success of the Company's sales efforts.

None of the employees of the Company or its subsidiaries are subject to collective bargaining agreements, nor have they been on strike, or threatened to strike, within the past three years.

Research and Development Expenditures

During the past fiscal year, SVP spent approximately $384,550 on research and development activities for the Company. As the company was formed in 1998, there were no research and development expenditures from prior years.

Item 7.  Description of Property

The Company's research and development, manufacturing and administration activities are carried on through SVP at leased premises located at 6320 South Sandhill Road, Suite 10, Las Vegas, Nevada 89120. The premises are comprised of a 6000 square feet mixed office and industrial facility, and are leased for a term of 4 years expiring on April 14, 2002. The Company does not lease or own any property, however, SVP owns a number of personal property items, including certain manufacturing equipment, computers and fax machines and office furniture and furnishings. SVP also leases a telephone system.

Item 8.  Directors, Executive Officers and Significant Employees

The following information sets forth the names of the officers and directors of the Company and its subsidiaries, their present positions with the Company and its subsidiaries, and their biographical information.

Skinvisible, Inc.

Name						Office(s) Held

Terry Howlett				Director, President
Howard Thompson				Director, Secretary, Treasurer
Jerry Hodge					Director
Lord Anthony St. John			Director
Jost Steinbruchel				Director

Skinvisible Pharmaceuticals, Inc.

Name						Office(s) Held

Terry Howlett				Director, President & Secretary
Jerry Hodge					Director

Skinvisible International, Inc.

Name						Office(s) Held

Terry Howlett				President
Jerry Hodge					Director
Roger Hocking				Secretary, Treasurer

Skinvisible Pharmaceuticals (Canada) Inc.

Name						Office(s) Held

Terry Howlett				President
Howard Thompson				Director, Secretary, Treasurer

Mr. Terry H. Howlett (Age 51), President & Director, Skinvisible, Inc. Mr. Howlett has a diversified background in market initialization and development, sales and venture capital financing for emerging growth companies. He has held senior management, marketing and sales positions with various companies, including the Canadian Federation of Independent Business, Family Life Insurance, and Avacare of Canada and founded Presley Laboratories, Inc. which marketed cosmetic and skin care products on a direct sales basis. For the ten years prior to becoming President of the Company, Mr. Howlett was the President and CEO of Voice-it Solutions, Inc., a publicly traded company on the Vancouver Stock exchange that made voice response software for order entry systems.

Mr. Howard Thomson (Age 51), Director, Treasurer and Secretary, Skinvisible, Inc. Mr. Thomson has recently retired after 17 years in senior management positions with the Bank of Montreal, including 5 years as Branch Manager, 4 years as Regional Marketing Manager and 5 years as Senior Private Banker. He previously resided in London, England and was employed by the National Westminster Bank for 13 years.

M. Jerry Hodge (Age 54), Director, Skinvisible, Inc. For over the past five years, Mr. Hodge has been the President & CEO of Hospitality Network, the largest provider of in-room video entertainment to the hotel/casino industry, and has professional management expertise in the areas of business development, finance, operations, and corporate strategic planning.

Roger J. Hocking (Age 45), Secretary & Treasurer, Skinvisible International, Inc. Mr. Hocking attended the University of California where he studied marketing and sales. He worked in the retail sales field for various companies, starting his first company, Applied Marketing in 1981, which sold waterbed conditioners (including chemical disinfectants) and accessories. He sold this business in 1991, thereafter focusing on sales of houseware products, and moving in 1992 to Las Vegas, Nevada. Mr. Hocking formed Manloe Laboratories Inc. (now Skinvisible Pharmaceuticals, Inc.) in March 1992 and was President of that company until its acquisition in 1998.

Lord Anthony St. John (Age 41), Director, Skinvisible, Inc. Lord Anthony St. John has been a member of the House of Lords in England since 1978. In 1998, he was appointed Extra Lord-in-Waiting to her Majesty the Queen. He has been a consultant to Merrill Lynch International since 1991 and serves as a Director on other publicly traded companies. Since graduating with a law degree in 1979 from Capetown, South Africa, Lord St. John has spent a number of years in the commercial field as auditor and legal counsel for international companies.

Jost Steinbruchel (Age 58), Director, Skinvisible, Inc. Since 1984, Mr. Steinbruchel has operated his own company in Geneva Switzerland specializing in financial engineering in international trade throughout a wide network of banking relations, principally in Europe, China, Australia and Africa. Previously, he spent 20 years of his professional career as an executive in international banking with Lloyds of London, Citicorp and Credit Suisse. Mr. Steinbruchel has a law degree from Sorboure, Paris.

Item 9.  Remuneration of Directors and Officers

The following table sets forth certain information as to the Company's five highest paid executive officers and directors for the fiscal year which will end on December 31, 1999.

Summary Compensation Table
------------------------------------------------------------
-------------------------------------------------------------
Name and principal position           |  Year  |  Salary
-------------------------------------------------------------
                                      |        |
Terry Howlett, Director, President    |  1999  | $120,000
Howard Thompson, Director, Sec/Treas. |  1999  | $ 12,000
Jerry Hodge, Director	              |  1999  | $ 12,000
Jost Steinbruchel, Director		  |  1999  | $ 12,000
Anthony St. John, Director		  |  1999  | $ 12,000
Aggregate of three Highest Paid       |        |
Officers and Directors		        |	     | $144,000
-------------------------------------------------------------

In addition, certain of the officers are provided an automobile allowance for use of their vehicles for Company business and have and/or will receive stock options to purchase shares of the Company. Cash compensation of $168,000, in the aggregate, will be paid to executive officers and directors for services in fiscal year 1999.

Item 10.  Security Ownership of Management and Certain Security
Holders

The following table sets forth, as of April 1, 1999, the beneficial ownership of the Company's Common Stock by each person known by the Company to beneficially own more than 10% of the Company's Common Stock outstanding as of such date and by the officers and directors of the Company individually and as a group. Except as otherwise indicated, all shares are owned directly.

                Name and address	 Amount of	          Percent
Title of class  of beneficial owner  beneficial ownership of class
--------------  -------------------  -------------------- --------
Common	    Terry Howlett	       1,000,000		    9.80%
                Director, President

Common	    Howard Thomson	   156,000		    1.53%
                Director, Sec./Treas.

Common	    Anthony St. John       150,000		    1.47%
                Director

Common	    Jost Steinbrochel	   550,000		    5.39%
                Director

Common	    Jerry Hodge		   250,000*		    2.45%
                Director

Common	    All Officers and     2,106,000	         20.65%
                Directors as a
                Group (5 persons)

* Includes shares owned by D. Hodge in the amount of 50,000 shares.

The following table shows the issued and outstanding stock options held by the officers and directors of the Company, and by each person known by the Company to beneficially own more than 10% of the Company's Common Stock as of April 1, 1999.

Name            Exercise Price   No. of Options    Term of Option
-------------   --------------   --------------    --------------
Terry Howlett       $1.65           300,000           5 years
Jerry Hodge         $1.50            50,000           5 years
Howard Thomson      $1.50            50,000           5 years
Anthony St. John    $1.50            50,000           5 years
Jost Steinbruchel   $1.50            50,000           5 years

Item 11.  Interest of Management and Others in Certain Transactions

Nil.

Item 12.  Securities Being Offered

The securities being registered are the shares of the Company's common stock, par value $0.001 per share. Under the Company's Articles of Incorporation, the total number of shares of all classes of stock that the Company has authority to issue is 100,000,000 shares of common stock, par value $0.001 per share (the
"Company Common Stock").   As of April 1, 1999 a total of
10,200,000 shares of the Company's Common Stock was issued and
outstanding.   All issued and outstanding shares of the Company's
Common Stock are fully paid and non-assessable.

Common Stock

Holders of the Company's Common Stock are entitled to one vote for each share on all matters voted on by the shareholders. They do not have cumulative voting rights in the election of directors or for any other purpose. The first annual meeting of shareholders has not as yet been scheduled.

Moreover, holders of the Company Common Stock do not have pre-emptive rights, or any subscription, redemption or conversion privileges; but they are entitled to participate ratably in dividends as declared by the Board of Directors, and in the distribution of assets in the event of liquidation or dissolution of the Company.

Transfer Agent

The transfer agent for the Common Shares is National Stock
Transfer, 3098 South Highland Drive, Suite 485, Salt Lake City,
Utah  84106.

Share Purchase Warrants

The Company has not issued and does not have outstanding any warrants to purchase shares of the Company Common Stock.

Options

The Board of Directors and Shareholders of the Company have approved the Company's Incentive Stock Option Plan. The Company has granted options to purchase 300,000 shares of Company Common Stock to Mr. Terry Howlett, a director and president of the Company, exercisable at a price of $1.65 per share. The Company has granted additional options to purchase 544,500 shares of Company Common Stock to other officers, directors, employees and consultants of the Company exercisable at a price of $1.50 per share. The total of all such options accounts for 844,500 shares of the Company's stock.

                                PART II

Item 1.  Market Price of and Dividends on the Registrant's Common
Equity and Other Stockholder Matters

The shares of the Company's common stock are traded on the OTC Bulletin Board under the symbol "SKVI". The first day in which the Company's shares traded was January 8, 1999. The high and the low bids for the Company's shares for each quarter of actual trading were:

Quarter			       High		 Low
1st Quarter 1999		      $5.25		$1.50
2nd Quarter 1999 (to date) 	$5.25		$5.00

The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

As of April 20, 1999, there were approximately 49 registered shareholders in the Company. The Company has never issued any dividends, and there are no restrictions on the Company that limit its ability to pay dividends on its common stock or is likely to do so in the future.

Item 2.  Legal Proceedings

There are no legal proceedings pending or threatened against the Corporation.

Item 3.  Changes in and Disagreements with Accountants

The Company has had no changes in or disagreements with its accountants since its inception in March, 1998.

Item 4.  Recent Sales of Unregistered Securities

The Company completed the issuance of 5,500,000 common shares to certain persons at a deemed price of $0.001 per share on March 20, 1998. These were the initial shares issued for acquisition of the business to Roger Hocking (275,000) and for services in the formation of the business to a number of others (5,500,000). These shares were marked as restricted.

The Company completed an offering of 2,000,000 common shares at a price of $0.15 per share on April 30, 1998. The offering was completed pursuant to Rule 504 of Regulation D of the Securities
Act.

The Company completed an offering of 700,000 common shares at a price of $1.00 per share on May 29, 1998 pursuant to Rule 504 of Regulation D of the Securities Act. Commissions were paid on a portion of the sales in this offering.

The Company completed an offering of 1,500,000 common shares at a price of $1.00 per share on March 8, 1999 pursuant to Rule 506 of Regulation D of the Securities Act.

Item 5.  Indemnification of Directors and Officers

The officers and directors of the Company are indemnified as provided under the Nevada Revised Statutes (the "NRS") and the Bylaws of the Company.

Under the NRS, director immunity from liability to a corporation or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a corporation's articles of incorporation (which is not the case with the Company's Articles of Incorporation). Excepted from that immunity are: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest; (ii) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful); (iii) a transaction from which the director derived an improper personal profit; and (iv) willful misconduct.

The By-laws of the Company provide that the Company will indemnify its directors and officers to the fullest extent not prohibited by the Nevada General Corporation Law; provided, however, that the Company may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the Company shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the corporation under the Nevada General Corporation Law or (iv) such indemnification is required to be made pursuant to the By-laws.

The By-laws of the Company provide that the Company will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the By-laws of the Company or otherwise.

The By-laws of the Company provide that no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil,

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criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

                                PART F/S
                           FINANCIAL STATEMENTS

The Company's audited Financial Statements, as described below, are attached hereto.

1. Audited Financial Statements for the period ending December
   31, 1998, including:

(a) Independent Auditors' Report;

(b) Consolidated Balance Sheet;

(c) Consolidated Statement of Operations and Accumulated
    Deficit;

(d) Consolidated Statement of Changes in Stockholders'
    Deficit;

(e) Consolidated Statement of Cash Flows;

(f) Notes to Consolidated Financial Statements;

(g) Supplemental Information.

2. Consent by Auditor to use of Audited Financial Statements


                                 PART III

                             INDEX TO EXHIBITS


Exhibit 1:	Articles of Incorporation
Exhibit 2:	Amendments to Articles of Incorporation: 3-19-98 & 2-26-99
Exhibit 3:  Bylaws
Exhibit 4:	Manufacturing and Marketing License Agreement
Exhibit 5:	Letter Agreement Modifying the Manufacturing and
            Marketing License Agreement
Exhibit 6:	Acquisition Agreement of Manloe Labs
Exhibit 7:	Letter Agreement Amending the Agreement for
            Acquisition of Manloe Labs

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                              SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on this 26th day of April, 1999.

SKINVISIBLE, INC.


By:	/s/ Terry Howlett
      ------------------------------------
      TERRY HOWLETT
      Director, President and
      Chief Executive Officer